Exhibit 99.1

November 10, 2021

GOLD STANDARD VENTURES KEY MILESTONES RAPIDLY ADVANCING

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced updates on its permitting progress, Feasibility Study, and construction capital financing process.

Jason Attew, President and CEO, commented, “Tremendous work has been accomplished by the Gold Standard team in advancing the key value drivers for our company. We anticipate releasing the final 2021 exploration holes drilled at the Pinion SB Zone in the coming weeks and look forward to a catalyst rich 2022, kicking off with the release of the South Railroad Project Feasibility Study in Q1.”

Permitting

The Company is currently in the Environmental Impact Statement (“EIS”) process pursuant to the National Environmental Policy Act. SWCA Environmental Consultants (“SWCA”) has been engaged to manage the EIS process on behalf of the Bureau of Land Management (“BLM”).

Preparation of the Notice of Intent has commenced and is anticipated to be submitted to the BLM in Washington, DC, in Q4 2021. Once the Notice of Intent is published in the Federal Register, public scoping meetings can commence.

Based on the EIS timeline developed amongst the Company, SWCA, and the BLM, the timing of the Record of Decision permit is anticipated to be in Q1 2023. In conjunction with the permitting process, work is advancing to secure site access and water rights.

Feasibility Study

Feasibility Study (“FS”) development, led by M3 Engineering, continues to advance.

As previously reported, the Company has been working on the conversion of certain Inferred Mineral Resources at Pinion to Mineral Reserves for inclusion in the FS to support a longer mine life. In-fill drilling results at Pinion indicate the possibility of adding approximately 350,000 contained gold ounces to the mine plan (“Pinion Phases 4 and 5”).

The results of mine plan optimization work indicates that 200-ton capacity haul trucks provide more economic benefit than the 150-ton capacity haul trucks that were contemplated in the 2020 Pre-Feasibility Study (“PFS”). The larger sized haul trucks provide the potential benefit of lower mining unit costs through increased efficiency and reduced labour costs.

Metallurgical and processing studies are ongoing and focused on leach kinetics, leach pad design, and metallurgical recovery models. Although it is anticipated that the FS will include the construction of a high-pressure grinding rollers (“HPGR”) crushing facility in future years, metallurgical studies indicate the possibility of processing all Dark Star and Pinion ore as a run-of-mine heap leach operation. This scenario would contemplate significant savings on expansion

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

capital expenditures, sustaining capital expenditures, and processing unit costs than what was contemplated in the PFS, with an offsetting impact of slightly lower gold recoveries. The Company will continue to explore this option with its consultants.

Although toll processing of approximately 32,000 gold ounces in transitional and sulphide ore at Dark Star (the “Sulphide Ore”) contained in the pit design was contemplated in the PFS, this will not be included in the upcoming FS. The Company believes there remains an attractive opportunity to extract value from the Sulphide Ore, in addition to the potential for new ore directly under the Dark Star North PFS pit boundary as described in the Company’s news release dated September 13, 2021. However, economic analysis of the Sulphide Ore will not be completed to a feasibility level for the upcoming study.

Certain initial capital expenditure changes in direct costs, indirect costs, and contingencies are anticipated in the upcoming FS, as expected in relation to the increased scope and scale of the project compared to the PFS. Gold Standard is committed to responsible mining and is focused on building and operating in the most environmentally sensitive way possible.

Based on the timing of ongoing metallurgical column tests of drill core that represents Pinion Phases 4 and 5, it is anticipated that the Feasibility Study will be released in Q1 2022.

Construction Capital Financing Process

Preparatory work continues to advance on Gold Standard’s construction capital financing process, along with our advisor Cutfield Freeman & Co. Lending capacity for the South Railroad Project (“SRP”) is anticipated to be robust, due to strong forecasted free cash flows over the first five years during the mining of the Dark Star deposit as outlined in the PFS.

As announced in the Company’s news release dated July 16, 2020, Orion Mine Finance has committed to providing Gold Standard with a term sheet to provide up to US$200 million of construction financing support. In addition, the Company has received interest from the following capital providers about participating in the SRP construction capital financing process: mining focused alternative lenders, commercial banks, streaming and royalty companies, and multinational precious metal producers.

Gold Standard anticipates commencing the construction capital financing process in conjunction with the release of the SRP Feasibility Study in Q1 2022. The Company believes the South Railroad Project is one of the best undeveloped precious metals projects in a premier mining jurisdiction and will prioritize a construction financing package that provides the most attractive long-term benefits to Gold Standard shareholders.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

[This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the ability of the Company to increase the resource base at Dark Star; the nature and extent of mineralization at the

Gold Standard Ventures Corp.	PAGE 2

Dark Star deposit; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources South Railroad Project (“SRP”); and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.]

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 3